SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

 30 July 2026
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 30 July 2026
           re: Notice of Push Down Election

30 July 2026

LLOYDS BANKING GROUP PLC
(incorporated in Scotland with limited liability with registered number 95000)
Legal Entity Identifier (LEI): 549300PPXHEU2JF0AM85

(the "Issuer")

NOTICE OF PUSH-DOWN ELECTION

in respect of all outstanding Additional Tier 1 Securities of the Issuer, being:

(i)       the £750,009,000 7.875 per cent. Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities Callable 2029 (ISIN: XS1043552261);

(ii)      the £750,000,000 Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities Callable 2027 (ISIN: XS2529511722);

(iii)     the £750,000,000 Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities Callable 2028 (ISIN: XS2575900977);

(iv)     the $1,250,000,000 Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities Callable 2029 (ISIN: US53944YAV56);

(v)      the $1,000,000,000 Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities Callable 2031 (ISIN: US53944YBB83);

(vi)     the £750,000,000 Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities Callable 2030 (ISIN: XS3013997666); and

(vii)     $1,000,000,000 Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities Callable 2035 (ISIN: US539439BF59).

(each a "Series" and together, the "AT1 Securities", and the holders thereof, the "Securityholders").

BACKGROUND

Pursuant to the terms and conditions of each Series of the AT1 Securities, the Issuer is permitted, in its sole discretion, to subordinate the AT1 Securities to (i) the Existing Preference Shares (as defined below) of the Issuer and (ii) any securities of the Issuer ranking or expressed to rank pari passu with any of the Existing Preference Shares in a winding-up of the Issuer (the "Pari Passu Securities"). This is contingent upon the Issuer determining that the AT1 Securities would not be included in the Additional Tier 1 Capital (as defined below) of the Group (as defined below) unless the holders of some or all of the Existing Preference Shares and any Pari Passu Securities are ranked senior to such AT1 Securities, including as a result of the Issuer electing to treat the Existing Preference Shares as Tier 2 Capital.

"Additional Tier 1 Capital" has the meaning given to it by the Relevant Regulator from time to time.

"Existing Preference Shares" means the 9.25% preference shares (ISIN GB00B3KS9W93), the 6.413% preference shares (ISIN USG5533WAA56/US539439AC38), the 6.657% preference shares (ISIN US539439AE93/US539439AF68) and the 9.75% preference shares (ISIN GB00B3KSB238), each issued by the Issuer.

"Group" means the Issuer and its subsidiary and associated undertakings.

"Relevant Regulator" means the UK Prudential Regulation Authority, or the then relevant regulatory body with primary responsibility for the prudential supervision of the Issuer and the Group.

"Tier 2 Capital" has the meaning given to it by the Relevant Regulator from time to time.

NOTICE IS HEREBY GIVEN that:

(a)      the Issuer has determined that the AT1 Securities would not be included in the Additional Tier 1 Capital of the Group as a result of the Issuer's election to reclassify the Existing Preference Shares as Tier 2 Capital as described below;

(b)      the Issuer has, with effect from 30 July 2026 (the "Push-Down Date"), elected to reclassify the Existing Preference Shares as Tier 2 Capital for regulatory capital purposes; and

(c)      accordingly, with effect from the Push-Down Date, the push-down mechanism contained in the terms and conditions of each Series of AT1 Securities is activated. The holders of the Existing Preference Shares (and any Pari Passu Securities) shall be Senior Creditors to the AT1 Securities and, in the event of a winding-up of the Issuer prior to a
          Conversion Trigger, Securityholders will rank behind holders of the Existing Preference Shares (including where such Existing Preference Shares are treated as Tier 2 Capital) but ahead of the holders of ordinary shares in the capital of the Issuer.

For the avoidance of doubt, the activation of the push-down mechanism does not affect the ranking of the AT1 Securities relative to one another; each Series continues to rank pari passu with each other Series of AT1 Securities.

This notice is given by Lloyds Banking Group plc.

30 July 2026

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 30 July 2026